OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

KELLY SERVICES, INC.
(Name of Issuer)
Class B Common Stock, $1.00 Par Value
(Title of Class of Securities)
488152307
(CUSIP Number)
J. Bryan Williams, Dickinson Wright, PLLC,
38525 Woodward Avenue, Suite 2000,
Bloomfield Hills, MI 48304-5092
248-433-7289
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 2, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	488152307

1	NAMES OF REPORTING PERSONS: Verne G. Istock, as a successor Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B Dated March 4, 2002, as amended

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,475

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,970,751

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,475

WITH	10	SHARED DISPOSITIVE POWER:

		1,970,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,972,226

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	56.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	488152307

1	NAMES OF REPORTING PERSONS: Carl T. Camden, as a successor Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B Dated March 4, 2002, as amended

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,970,751

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100

WITH	10	SHARED DISPOSITIVE POWER:

		1,970,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,970,851

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	56.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	488152307

1	NAMES OF REPORTING PERSONS: B. Joseph White, as a successor Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B Dated March 4, 2002, as amended

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,970,751

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100

WITH	10	SHARED DISPOSITIVE POWER:

		1,970,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,970,851

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	56.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Item 1. Security and Issuer.
     This Schedule 13D relates to the Class B Common Stock, $1.00 par value, (the “Class B shares”) of Kelly Services, Inc., a Delaware corporation (the “Company”).
     The principal executive office of the Company is 999 West Big Beaver Road, Troy, Michigan 48084-4782.
Item 2. Identity and Background.
     (a) This Schedule 13D is filed by (i) Verne G. Istock, as a successor Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B Dated March 4, 2002, as amended (the “Trust”) (ii) Carl T. Camden, as a successor Individual Co-Trustee of the Trust and (iii) B. Joseph White, as a successor Individual Co-Trustee of the Trust (each a “Reporting Person”).
     (b) The address for Mr. Istock is 9659 Mashie Court, Naples, Florida 34108. The address for Mr. Camden is 999 West Big Beaver Road, Troy, Michigan 48084. The address for Mr. White is MC-346, 506 South Wright Street, Urbana, Illinois 61801.
     (c) Mr. Istock is the non-executive chairman of the Company, and his address is set forth above.
     Mr. Camden is the president and chief executive officer of the Company, and his address is set forth above.
     Mr. White is the President of the University of Illinois, and his address is set forth above.
     Each of the reporting persons is also a director of the Company.
     (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.
     Each of the Reporting Persons is a duly designated and currently acting Individual Co-Trustee of the Trust. Upon the incapacity of Terence E. Adderley, the successor Individual Co-Trustees, together and acting by majority, became authorized by the terms of the trust agreement to dispose of and vote all Class B shares held by the Trust and became beneficial owners (within the meaning of Rule 13d-3 of the Act) of such shares.
     At the time each Reporting Person became a successor Individual Co-Trustee of the Trust, its assets consisted of 1,970,751 Class B shares, all of which continue to be held in the Trust at present.
Item 4. Purpose of Transaction.
     Mr. Adderley designated the Reporting Persons as successor Individual Co-Trustees of the Trust in the event of his incapacity, and they accepted the trust relationship upon Mr. Adderley’s incapacity for purposes of carrying out his intentions as expressed in the trust agreement.
     Each Reporting Person currently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Reporting Persons, acting together and by majority, are authorized by the trust agreement and in their discretion to take any of the foregoing actions as they may deem appropriate from time to time in light of the circumstances that may arise from time to time.
Item 5. Interest in Securities of the Issuer.
     (a) — (b) The aggregate number of Class B shares outstanding is 3,464,745. Each of the Reporting Persons shares the power to vote and dispose of the 1,970,751 Class B shares (or 56.9% of all outstanding Class B shares) held by the Trust with the other successor Individual Co-Trustees. Any decisions regarding the Class B shares owned by the Trust, including decisions with respect to the voting and disposition of the Class B shares, requires the approval of a majority of the successor Individual Co-Trustees. The Reporting Persons are not beneficiaries of the Trust and do not have any economic interest in the Class B shares held by the Trust. The Reporting Persons disclaim beneficial ownership of all of the shares held by the Trust.

     In addition, Mr. Istock directly owns and has sole voting and dispositive power over an additional 1475 Class B shares (less than 1% of all outstanding Class B shares). Mr. Camden directly owns and has sole voting and dispositive power over an additional 100 Class B shares (less than 1% of all outstanding Class B shares). Mr. White directly owns and has sole voting and dispositive power over an additional 100 Class B shares (less than 1% of all outstanding Class B shares).
     In total, the Reporting Persons together beneficially own 1,972,426 Class B shares, or 56.9% of all outstanding Class B shares.
     (c) None of the Reporting Persons has effected any transactions in Class B shares since 60 days prior to March 2, 2006.
     (d) The Trust has the right to receive the dividends from or the proceeds of any sale of the Trust’s Class B shares for the benefit of Mr. Adderley and after his death, the successor beneficiaries of the Trust.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
     Other than the successor Individual Co-Trustee relationship described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons or with any other person with respect to any securities of the Company.
Item 7. Material to Be Filed as Exhibits.
     B. Joseph White durable power of attorney for Scheduled 13D filing effective immediately.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete, and correct.
March 13, 2006
/s/ Verne G. Istock

Verne G. Istock, successor Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B Dated March 4, 2002, as amended
/s/ Carl T. Camden

Carl T. Camden, successor Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B Dated March 4, 2002, as amended
/s/ B. Joseph White by Christopher C. Maeso, his Attorney-in-fact

B. Joseph White, successor Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B Dated March 4, 2002, as amended by Christopher C. Maeso, his Attorney-in-fact

Exhibit Index

Exhibit Number	Description

A	B. JOSEPH WHITE DURABLE POWER OF ATTORNEY FOR SCHEDULE 13D FILING EFFECTIVE IMMEDIATELY